FOR IMMEDIATE RELEASE

CBD Energy Limited Announces Pricing of Public Offering of Ordinary Shares

Sydney, AU and New York, NY — June 13, 2014 — CBD Energy Limited (NASDAQ: CBDE) today announced the pricing of its public offering of 1,810,000 ordinary shares, at an offering price of $4.00 per share. CBD has granted the underwriters a 45-day option to purchase up to 271,500 additional ordinary shares to cover over-allotments, if any. The ordinary shares of CBD will begin trading on The NASDAQ Capital Market under the symbol “CBDE” on June 13, 2014.

National Securities Corporation is acting as lead manager for the offering. Northland Capital Markets is acting as co-manager for the offering. Northland Capital Markets is the trade name for certain equity capital markets and investment banking activities of Northland Securities, Inc., member FINRA/SIPC.

The net proceeds to CBD from the offering will be approximately $6,007,272, after deducting underwriting discounts and commissions and other estimated offering expenses. CBD intends to use the net proceeds received from this offering for working capital, to fund potential acquisitions, to develop further renewable energy projects, to repay certain indebtedness and for general corporate purposes.

In connection with its listing on The NASDAQ Capital Market, CBD’s ordinary shares will cease trading on the OTC BB.

The offering is expected to close on June 18, 2014, subject to customary closing conditions.

The offering is being made pursuant to a registration statement on Form F-1 relating to the ordinary shares, which was filed with the Securities and Exchange Commission and is effective. A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC’s web site at http://www.sec.gov. Copies of the final prospectus relating to the offering, when available, may be obtained by request to the offices of National Securities Corporation, at 410 Park Avenue, 14th Floor, New York, NY 10022, Attn: Kim E. Addarich, Kaddarich@nhldcorp.com; or Northland Capital Markets, at 45 South 7th Street, Suite 2000, Minneapolis, MN 55402, Attn: Shawn D. Messner, smessner@northlandcapitalmarkets.com; or the above-mentioned SEC website.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale is not permitted.

About CBD Energy Limited (NASDAQ: CBDE)

Established in 1989, CBD Energy Limited, or CBD, is a diversified renewable energy company and a global leader in solar installations. Powered by a management team with deep experience in the energy sector and strong engineering capabilities, CBD is focused on the integration of residential solar, commercial and industrial solar, small utility scale solar and wind projects, in three principal markets - Australia, the U.S. and UK.

Headquartered in Sydney, with principal regional offices in London and New York, CBD has completed projects across four continents, in countries as far-reaching as Australia, Fiji, Germany, Italy, New Zealand, the UK and the U.S. CBD has installed more than 17,000 residential systems and developed large renewable energy projects such as the 107MW wind farm in Taralga, NSW. CBD markets its residential and commercial solar installations under the name Westinghouse Solar, using the WESTINGHOUSE® trademark pursuant to an exclusive, long-term worldwide license. For further information on CBD Energy Limited and Westinghouse Solar, please visit:

www.cbdenergy.com	www.westinghousesolar.com.au

www.westinghousesolar.com	www.westinghousesolar.co.uk

# # #

CONTACTS
AU Corporate/Investor	US Corporate/Investor	Media
Gerry McGowan	James Greer	David Evanson
CBD Energy Limited	CBD Energy Limited	Schoen/Evanson Media
+61 2 8069 7970	+ 1 917 714 4791	+1 610 505 0832

-2-